SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 August 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Half-year Report dated 07 August 2018

Exhibit No: 99.1

IHG PLC - Half Year Results to 30 June 2018

Strong H1 performance across all regions and good progress against new strategic initiatives

	Reported			Underlying3
	2018	2017	% Change	2018	2017	% Change
REPORTABLE SEGMENTS1
Revenue	$900m	$838m	7%	$875m	$838m	4%
Revenue from fee business	$719m	$664m	8%	$699m	$664m	5%
Operating profit	$406m	$370m	10%	$398m	$370m	8%
Fee margin2	53.5%	52.7%	0.8%pts	54.4%	52.7%	1.7%pts
Adjusted EPS	145.8¢	113.8¢	28%	142.1¢	113.8¢	25%

GROUP RESULTS4
Total revenue	$2,113m	$1,964m	8%	KEY METRICS
Operating profit	$394m	$395m	-	● $13.3bn total gross revenue (up 9%)
Basic EPS	123.2¢	126.5¢	(3)%	● 3.7% global H1 RevPAR (Q2 = 3.7%)
Interim dividend per share	36.3¢	33.0¢	10%	● 4.1% net system growth to 810k rooms
Net debt	$1,802m	$2,056m	(12)%	● 46k signings; 262k pipeline rooms

1 Excludes System Fund results, hotel cost reimbursements and exceptional items. 2 Also excludes owned, leased and managed lease hotels, and significant liquidated damages. 3 Reportable segment results excluding owned asset disposals & significant liquidated damages and stated at constant H1 2017 exchange rates (CER).4 Includes System Fund results, hotel cost reimbursements and excludes exceptional items (except for Basic EPS).

●	H1 Comparable RevPAR: Americas = 3.2% (US = 2.7%); EMEAA = 3.0%, Greater China = 10.1%

●	22k room additions, up 11% excluding 3.5k rooms added in Makkah, Saudi Arabia in H1 2017. 10k rooms removed.

●	Regent Hotels & Resorts and UK portfolio deals agreed in H1 will complete in Q3, adding 4.2k rooms (1.1k pipeline).

●	Highest signings for 10 years; including 16.8k rooms in Greater China, up 71% YOY and our best ever performance.

Keith Barr, Chief Executive Officer, IHG, said:

"We've had a strong first half, delivering our best signings performance for a decade. RevPAR grew at 3.7%, which together with 4.1% net system size growth, drove underlying operating profit up 8% and underlying EPS up 25%.  This underpins our decision to raise the interim dividend by 10%.

Each of our regions continue to deliver strong momentum.  This is led by Greater China, where double digit growth in both RevPAR and net system size, as well as record signings, reflects the ongoing benefits of our long term strategic focus on this important market.  Demand for our unique Chinese owner proposition "Franchise Plus" continues to be excellent and we now have more than 100 Holiday Inn Express hotels for this model either in the pipeline or open.

In February, we set out a series of new initiatives, funded by a comprehensive efficiency programme, that build on our well-established strategy to drive an acceleration in net rooms growth.  Our new organisational structure has enabled us to move at pace; we've added three new brands in the last year, avid hotels last September, for which we've now signed 130 hotels, voco in June and Regent Hotels & Resorts in July.  Our existing brands continue to strengthen, as demonstrated by the continued global expansion of Kimpton Hotels & Restaurants, with flagship hotels secured for four UK locations, including London, as part of a portfolio deal to rebrand and operate 12 high quality hotels in the UK.

Our plans to enhance revenue delivery are on track, with IHG Concerto featuring our innovative new Guest Reservation System now in over half of the estate, with complete roll-out by the end of 2018 / beginning of 2019.

The fundamentals for our industry are strong, we are confident in the outlook for the balance of the year and in our ability to deliver industry-leading net rooms growth over the medium term."

Update on new strategic initiatives

Optimise our preferred portfolio of brands for owners and guests

●          Mainstream
     -       avid hotels: 130 hotels signed to date (82 signed in H1), with the first on track to open in Q3'18.
     -       Holiday Inn Express: continued roll out of new guest room designs across all regions and rapid deployment of new breakfast offering in the US.

●          Upscale
     -        voco:  brand launched in June, primarily for conversion opportunities.  Four hotels will be added as part of the UK portfolio deal, plus a further three hotels have been signed to date (1.4k rooms in total).

●          Luxury
     -        Regent Hotels & Resorts: 51% acquisition of the brand completed in July; adding 6 open and 3 pipeline hotels, and with several new sites under discussion in key gateway cities and resort locations around the world.
     -        Kimpton Hotels & Restaurants: global expansion gathering pace with H1 signings in Frankfurt, Shanghai, and Mexico City; plus, four UK hotels in July as part of the portfolio deal, including the first for London.

Superior returns for shareholders and owners: focus on driving long term, sustainable growth.

●         On track to deliver ~$125m in annual savings, including System Fund, by 2020 for reinvestment to drive growth.
     -      $6m benefit to underlying profit in the first half due to timing differences between the realisation of savings and reinvestment in growth initiatives. We continue to expect savings to be fully reinvested on an annual basis.
     -       H1 fee margin up 0.8%pts (1.7% at CER).  Medium term annual fee margin progression is still expected to be broadly in line with the historic average of ~135bps.

●          Exceptional cash costs to achieve the savings remain unchanged at $200m; $48m in H1'18 ($31m in 2017), with ~$70m now expected in H2'18 and the remainder in 2019.

●          IHG's strategy for uses of cash is unchanged, including our commitment to return surplus funds to shareholders.

Americas - Improving US RevPAR performance; avid hotels' momentum continues

Comparable RevPAR increased 3.2% (Q2: up 3.4%), driven by 2.2% rate growth. US RevPAR was up 2.7% in the first half, with 2.9% growth in the second quarter driven by corporate and group bookings and, as expected, some benefit from the earlier timing of Easter. Canada was up 7.5% in the first half with continued strength in urban markets, whilst Mexico was down 0.2% impacted by strong prior year comparables.

Reported revenue increased 5% (CER 5%) and reported operating profit increased 3% (CER 4%), whilst underlying1 revenue and operating profit were up 5% and 4%, respectively.

Underlying1 fee business operating profit was up 3%, with incremental royalties from RevPAR and net rooms growth partly offset by (i) $9m combined impact from lower hotel termination fees and costs relating to legal disputes and (ii) a $1m net negative impact from previously disclosed items: Crowne Plaza Accelerate owner financial incentives, higher US healthcare costs and a payroll tax credit.

Underlying1 owned, leased and managed lease operating profit increased 13% led by one Caribbean hotel where demand from hurricane reconstruction efforts continues to drive strong RevPAR growth.

We opened 9k rooms (91 hotels) in H1 2018, with more than two thirds driven by the Holiday Inn Brand Family. As we continue to focus on a high-quality estate, we removed 6k rooms (43 hotels). We signed 195 hotels (20k rooms), 82 of which were for avid hotels, where momentum continues to exceed expectations with 130 signings since launch, including four in Canada and one in Mexico. Our first property, in Oklahoma City, remains on track to open in the third quarter of 2018.
__________
US hotel demand drivers remain strong, which will support continued underlying RevPAR momentum in the second half.  Reported figures will be impacted, however, by unfavourable calendar shifts and strong comparables driven by hurricane-related demand in 2017.

As previously disclosed: (i) the owner financial incentives relating to the Crowne Plaza Accelerate programme will reduce fees by $5m in 2018 (H1'18: $2.5m); (ii) we don't expect our US healthcare programme to be in a surplus position in 2018, which will result in a $5m increase in fee business costs year on year; (H1'18: $2.5m).

EMEAA - Continued recovery in terror impacted markets; tough comparables in the UK

Comparable RevPAR increased 3.0% (Q2: up 3.0%) driven by rate up 1.9%. Continental Europe RevPAR was up 5.9% in the first half, with continued recovery in terror impacted markets. Germany was down 1.0% due to a weak trade fair calendar, and the UK was down 0.2% (London down 1.4%, provinces up 0.6%) impacted by strong prior year comparables. Elsewhere, Middle East was down 7.0% due to high supply growth, whilst Japan and Australia were both up 3.5%.

Total RevPAR growth of 0.4% reflects the increasing mix of new rooms opening in developing markets.

Reported revenue increased 8% (2% CER) and reported operating profit increased 21% (15% CER), including $3m of individually significant liquidated damages receipts, as previously disclosed.

On an underlying1 basis, revenue increased 1%, driven by rooms and RevPAR growth, partly offset by lower revenue from managed lease hotels, and operating profit grew 12%, including a $4m benefit from timing differences between the realisation of savings and their reinvestment in growth initiatives.

We opened 5k rooms (25 hotels) driving 5% net rooms growth, and signed 9k rooms (49 hotels), including more than 2k rooms across eight properties in key resort destinations in Thailand under the Holiday Inn, Holiday Inn Express and Staybridge Suites brands.
__________
As previously disclosed, a $15m payment was received in the first quarter of 2018 in relation to the termination of a portfolio of hotels in Germany.  This has been / will be recognised as individually significant liquidated damages receipts as follows: $2.8m in H1 2018, a further $3.9m in H2 2018, $7.7m in 2019 and $1.0m in 2020.

Greater China - Continued industry outperformance; record room signings and openings

Comparable RevPAR increased 10.1% (Q2: up 9.3%), significantly outperforming the market. In Mainland China RevPAR was up 9.1% for the half, with tier 1 cities up 10.0% and tier 2-4 cities up 8.4%, driven by continued strength in corporate and meeting demand.  RevPAR in Hong Kong SAR and Macau SAR was up 13.1% and 19.5% respectively.

Our continued acceleration in net rooms growth in the region, and our increasing penetration in higher growth, lower RevPAR, cities, resulted in H1 2018 total RevPAR growth of 4.5%.

Reported revenue increased by 25% (CER 18%), and reported operating profit increased by 33% (CER 25%), including $4m of individually significant liquidated damages receipts.

On an underlying1 basis, revenue increased by 13% and operating profit increased by 13%, driven by the strong trading across the region and 12% net rooms growth.

We opened a record 7k rooms (28 hotels), driving 12% net rooms growth. Signings totalled 17k rooms (78 hotels), our highest ever first half for the region, including 5 hotels for the InterContinental brand, and 32 for Holiday Inn Express Franchise Plus. We now have 15 open and >90 pipeline hotels for the brand under this innovative new model.

Highly cash generative business with disciplined approach to cost control and capital allocation

Strong free cash flow generation fuelling investment
●     Free cash flow2 of $261m was up $57m year on year, with $45m lower cash tax offset by $48m of exceptional cash costs incurred in relation to the group wide efficiency programme.
●     Net capital expenditure2 of $111m (H1 2017: $162m) with $129m gross (H1 2017: $186m). This comprised: $47m maintenance capex and key money; $32m gross recyclable investments; and $50m system funded capital investments; offset by $2m net proceeds from asset recycling and $16m System Fund depreciation and amortisation.  Capex guidance unchanged at up to $350m gross, and $150m net, per annum.
●     Exceptional cash costs of $55m in the half, including $48m relating to the group wide efficiency programme ($16m in relation to the System Fund).

Efficient balance sheet provides flexibility
●     Financial position remains robust, with an on-going commitment to an investment grade credit rating.

●     Net debt of $1,802m (including $233m finance lease on InterContinental Boston), down $49m on the 2017 close.

10% interim dividend growth to 36.3¢ demonstrates confidence in future growth prospects

Foreign exchange

Average USD exchange rates for H1 2018 against a number of currencies (particularly Sterling, Euro and Renminbi) were lower than in H1 2017, with a net favourable impact on reported profit of $2m3.

If the 30 June 2018 spot rate had existed throughout H2 2017, H2 2017 reported profit would have decreased by $2m.

A full breakdown of constant currency vs. actual currency RevPAR by region is set out in Appendix 2.

Other

System Fund:

Under IFRS 15, Fund revenues and costs are now recognised on a gross basis with the in-year surplus or deficit recorded in the Group income statement, but excluded from underlying results and adjusted EPS, as the Fund is operated for the benefit of the hotels in the IHG System such that the Group does not make a gain or loss from operating the Fund.

The Fund surplus of ~$160m, which had built up following the introduction of the IHG Rewards Club expiry policy and the renegotiation of long term partnership agreements, was derecognised from the Group balance sheet at the start of the year on the adoption of IFRS 15.  In 2018, we continue to expect to spend the majority of the surplus on marketing, loyalty and technology initiatives, and costs associated with IHG's efficiency programme.  This resulted in the recording of a $12m Fund income statement deficit in the first half.

Interest:

Net financial expenses of $38m includes interest income relating to the System Fund of $9m (H1 2017 $6m). Excluding this, H1 2018 underlying2 interest expense of $47m was higher than in H1 2017 ($40m), reflecting the impact of a stronger pound on translation of sterling interest expense and higher US dollar interest rates payable on bank borrowings and balances with the System Fund.

Tax:

●      Effective rate4 for H1 2018 was 23% (H1 2017: 32%) with the reduction predominantly as a result of a lower US tax rate following tax reform. We continue to expect that our full year 2018 effective tax rate will be in the mid to low 20s percentage point range.

●     In H1 2018 there was a net cash tax outflow of $5m (H1 2017: $50m).  This is lower owing to the receipt of refunds of $36m in respect of earlier tax periods. The full year cash tax rate is expected to be in the high single digit percentage point range in the full year as previously guided.  There may continue to be some short-term volatility in the underlying cash tax rate, but we continue to expect the longer-term rate to more closely align with the Group P&L effective tax rate.

Exceptional operating items:

Before tax exceptional items total $53m charge and comprise: $32m costs incurred in relation to the group wide efficiency programme; $6m of acquisition costs; and a $15m one-off cost relating to the buy-out of the US pension liability.

A further $30m of costs related to the group wide efficiency programme were incurred by the System Fund and are included within System Fund expenses in the group income statement.

1 Excluding owned asset disposals, significant liquidated damages, System Fund results and hotel cost reimbursements at constant H1 2017 exchange rates (CER). See the Business Review for definition of non-GAAP measures and reconciliation to GAAP measures.
2 For definition of non-GAAP measures and reconciliation to GAAP measures see the Business Review.
3 Based on monthly average exchange rates each year with an additional adjustment removing the results from three properties in Venezuela.
4 Excludes exceptional items and System Fund results

Appendix 1: RevPAR Movement Summary
	Half Year 2018				Q2 2018
	RevPAR	Rate	Occ.		RevPAR		Rate	Occ.
Group	3.7%	2.1%	1.1%pts		3.7%		2.3%	1.0%pts
Americas	3.2%	2.2%	0.7%pts		3.4%		2.3%	0.7%pts
EMEAA	3.0%	1.9%	0.8%pts		3.0%		2.2%	0.6%pts
G. China	10.1%	3.9%	3.6%pts		9.3%		4.0%	3.3%pts
Appendix 2: Comparable RevPAR movement at constant exchange rates (CER) vs. actual exchange rates (AER)
	Half Year 2018				Q2 2018
	CER	AER	Difference		CER		AER	Difference
Group	3.7%	5.9%	(2.2)%pts		3.7%		5.2%	(1.5)%pts
Americas	3.2%	3.3%	(0.1)%pts		3.4%		3.3%	0.1%pts
EMEAA	3.0%	9.1%	(6.1)%pts		3.0%		7.0%	(4.0)%pts
G. China	10.1%	17.2%	(7.1)%pts		9.3%		16.1%	(6.8)%pts
Appendix 3: Half Year System & Pipeline Summary (rooms)
	System								Pipeline
	Openings	Removals	Net	Total		YoY%			Signings	Total
Group	21,528	(9,714)	11,814	809,889		4.1%			46,230	262,384
Americas	9,497	(5,681)	3,816	501,276		2.3%			20,238	115,472
EMEAA	5,314	(2,571)	2,743	201,819		5.0%			9,191	67,137
G. China	6,717	(1,462)	5,255	106,794		11.9%			16,801	79,775
Appendix 4: Half Year financial headlines
		GROUP		REPORTABLE SEGMENTS
		Total		Americas		EMEAA		G. China		Central
		2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Revenue ($m)
Revenue from reportable segments		900	838	514	491	233	215	69	55	84	77
System Fund Revenue		618	592	-	-	-	-	-	-	-	-
Hotel Cost Reimbursements		595	534	-	-	-	-	-	-	-	-
Group Revenue		2,113	1,964	514	491	233	215	69	55	84	77

Operating Profit ($m)
Fee Business		436	400	310	302	94	74	32	24	-	-
Owned & leased & managed lease		18	20	18	16	-	4	-	-	-	-
Central overheads		(48)	(50)	-	-	-	-	-	-	(48)	(50)
Operating profit from reportable segments before exceptionals		406	370	328	318	94	78	32	24	(48)	(50)
System Fund surplus / (deficit)		(12)	25	-	-	-	-	-	-	-	-
Operating profit before exceptionals		394	395	328	318	94	78	32	24	(48)	(50)
Exceptional items		(53)	(4)	(15)	(4)	(5)	-	-	-	(33)	-
Operating Profit after exceptionals		341	391	313	314	89	78	32	24	(81)	(50)

Appendix 5: Reported operating profit before exceptional items from reportable segments at actual & constant exchange rates

	Total***		Americas		EMEAA		G. China
Reported	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth / (decline)	10%	9%	3%	4%	21%	15%	33%	25%

  Appendix 6: Underlying**** operating profit movement before exceptional items

	Total***	Americas	EMEAA	G. China
Growth / (decline)	8%	4%	12%	13%

Exchange rates:	GBP:USD	EUR:USD	* US dollar actual currency
H1 2018	0.73	0.83	** Translated at constant H1 2017 exchange rates
H1 2017	0.79	0.92	*** After central overheads
			**** At CER and excluding: owned asset disposals, significant liquidated damages, System Fund results and hotel cost reimbursements

Appendix 7: Definitions
CER: constant exchange rates with H1 2017 exchange rates applied to H1 2018.
Comparable RevPAR: revenue per available room for hotels that have traded for all of 2017 and 2018, reported at CER.
Fee revenue: group revenue excluding owned, leased and managed lease hotels, and significant liquidated damages.
Fee margin: adjusted to exclude owned, leased and managed lease hotels, and significant liquidated damages.
Reportable segments: group results excluding System Fund results, hotel cost reimbursements and exceptional items
Significant liquidated damages: $7m in H1 2018 ($3m EMEAA fee business, $4m Greater China fee business); $nil in H1 2017.
Total gross revenue: total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than owned and leased hotels, it is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.
Total RevPAR: Revenue per available room including hotels that have opened or exited in either 2017 or 2018, reported at CER.
Underlying Interest: excludes interest relating to the System Fund.

Appendix 8: Investor information for 2018 Interim dividend
Ex-dividend date:	30 August 2018	Record date:	31 August 2018	Payment date:	5 October 2018
Dividend payment:
ADRs: 36.3 cents per ADR; the corresponding amount in Pence Sterling per ordinary share will be announced on 18 September 2018, calculated based on the average of the market exchange rates for the three working days commencing 13 September. A DRIP is available, allowing shareholders of ordinary shares to elect to reinvest their cash dividend by purchasing additional ordinary shares.

For further information, please contact:
Investor Relations (Catherine Dolton, Matthew Kay):				+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham):				+44 (0)1895 512 097	+44 (0)7527 424 046

Presentation for Analysts and Shareholders:
A conference call and webcast presented by Keith Barr, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9:30am London time on 7th August on the web address www.ihgplc.com/interims18. For those wishing to ask questions please use the dial in details below which will have a Q&A facility.

There will be a live audio webcast of the results presentation on the web address:
 https://www.investis-live.com/ihg/5b3a47fa2e7c290b005d4468/omwa

The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.

For those wishing to ask questions please use the dial-in details below which will have a Q&A facility. However, for the duration of the presentation a listen only facility will be on; details are below:

UK: 020 3936 2999 US: +1 845 709 8568 All other locations: +44 203 936 2999 Participant Access Code: 55 55 05
A replay will be available following the event, details are below: UK: 020 3936 3001 US: +1 845 709 8569 All other locations: +44 203 936 3001 Participant Access Code: 84 37 25
Website: The full release and supplementary data will be available on our website from 7:00am (London time) on 7th August. The web address is www.ihgplc.com/interims18.

Notes to Editors:
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™ Hotels, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,400 hotels and 810,000 guest rooms in almost 100 countries, with nearly 1,800 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

INTERIM MANAGEMENT REPORT

This Interim Management Report discusses the performance of InterContinental Hotels Group PLC (the Group or IHG) for the six months ended 30 June 2018. The 2017 comparatives have been restated to reflect the adoption of IFRS 15 'Revenue from Contracts with Customers', see note 2 in the 2018 Interim Financial Statements.

GROUP

	6 months ended 30 June
Group results		2017
	2018	Restated	%
	$m	$m	change
Revenue

Americas	514	491	4.7
EMEAA	233	215	8.4
Greater China	69	55	25.5
Central	84	77	9.1
	____	____	____
Revenue from reportable segments	900	838	7.4

System Fund	618	592	4.4
Reimbursement of costs	595	534	11.4
	____	____	____
Total revenue	2,113	1,964	7.6
	____	____	____
Operating profit

Americas	328	318	3.1
EMEAA	94	78	20.5
Greater China	32	24	33.3
Central	(48)	(50)	4.0
	____	____	____
Operating profit before exceptional items from reportable segments	406	370	9.7
System Fund	(12)	25	(148.0)
	____	____	____
Operating profit before exceptional items	394	395	(0.3)
Exceptional items	(53)	(4)	(1,225.0)
	____	____	____
Operating profit	341	391	(12.8)
Net financial expenses	(38)	(34)	(11.8)
	____	____	____
Profit before tax	303	357	(15.1)
	____	____	____

Earnings per ordinary share
Basic	123.2¢	126.5¢	(2.6)
Adjusted	145.8¢	113.8¢	28.1

Average US dollar to sterling exchange rate	$1 : £0.73	$1 : £0.79	(7.6)

During the six months ended 30 June 2018, Group revenue increased by $149m (7.6%) to $2,113m and Group operating profit decreased by $50m from $391m to $341m due to the System Fund moving from a $25m in-year surplus to a $12m in-year deficit and a $49m increase in exceptional costs. Revenue from reportable segments increased by $62m (7.4%) to $900m and operating profit before exceptional items from reportable segments increased by $36m (9.7%) to $406m. Underlying1 Group revenue and underlying1 Group operating profit increased by $37m (4.4%) and $28m (7.6%) respectively.

The net central operating loss before exceptional items decreased by $2m (4.0%) to $48m compared to 2017 and by $4m (8.0%) to $46m at constant currency.

Basic earnings per ordinary share decreased by 2.6% to 123.2¢, whilst adjusted earnings per ordinary share increased by 28.1% to 145.8¢.

1 Underlying revenue and underlying operating profit both exclude System Fund revenue and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items (see the Use of Non-GAAP measures section later in this Interim Management Report).

	Hotels		Rooms
Global hotel and room count		Change over		Change over
	2018 30 June	2017 31 December	2018 30 June	2017 31 December
Analysed by brand
InterContinental	196	2	66,387	389
Kimpton	67	1	12,790	274
HUALUXE	7	-	2,088	(1)
Crowne Plaza	417	3	116,403	1,603
Hotel Indigo	89	4	10,934	289
EVEN Hotels	9	1	1,361	123
Holiday Inn1	1,243	1	232,818	125
Holiday Inn Express	2,653	53	269,604	7,206
Staybridge Suites	263	8	28,536	791
Candlewood Suites	383	7	36,061	637
Other	104	3	32,907	378
	____	____	______	_____
Total	5,431	83	809,889	11,814
	____	____	______	_____
Analysed by ownership type
Franchised	4,500	67	561,259	8,425
Managed	919	16	244,759	3,389
Owned, leased and managed leases	12	-	3,871	-
	____	____	______	_____
Total	5,431	83	809,889	11,814
	____	____	______	_____

1Includes 46 Holiday Inn Resort properties (11,644 rooms) and 26 Holiday Inn Club Vacations properties (7,676 rooms)
(2017: 47 Holiday Inn Resort properties (11,954 rooms) and 26 Holiday Inn Club Vacations properties (7,676 rooms)).

	Hotels		Rooms
Global pipeline		Change over		Change over
	2018 30 June	2017 31 December	2018 30 June	2017 31 December
Analysed by brand
InterContinental	64	1	17,710	357
Kimpton	21	3	3,067	271
HUALUXE	21	-	6,277	(12)
Crowne Plaza	89	3	23,994	947
Hotel Indigo	91	9	13,039	1,738
EVEN Hotels	14	2	2,682	572
Holiday Inn1	279	2	54,302	746
Holiday Inn Express	776	10	96,772	3,412
avid hotels	126	82	11,658	7,615
Staybridge Suites	169	9	19,424	1,483
Candlewood Suites	104	(8)	9,302	(707)
Other	22	8	4,157	1,816
	____	____	______	_____
Total	1,776	121	262,384	18,238
	____	____	______	_____
Analysed by ownership type
Franchised	1,300	77	148,711	9,363
Managed	475	43	113,518	8,720
Owned, leased and managed leases	1	1	155	155
	____	____	______	_____
Total	1,776	121	262,384	18,238
	____	____	______	_____

1Includes 17 Holiday Inn Resort properties (4,658 rooms) (2017: 13 Holiday Inn Resort properties (3,620 rooms)).

THE AMERICAS

	6 months ended 30 June
Americas Results		2017
	2018	Restated	%
	$m	$m	change
Revenue
Fee Business	413	396	4.3
Owned, leased and managed leases	101	95	6.3
	____	____	____
Total	514	491	4.7
	____	____	____
Operating profit before exceptional items
Fee Business	310	302	2.6
Owned, leased and managed leases	18	16	12.5
	____	____	____
	328	318	3.1
Exceptional items	(15)	(4)	(275.0)
	____	____	____
Operating profit	313	314	(0.3)
	____	____	____

Americas Comparable RevPAR movement on previous year	6 months ended 30 June 2018
Fee business
InterContinental	4.2%
Kimpton	1.6%
Crowne Plaza	2.5%
Hotel Indigo	6.3%
EVEN Hotels	13.0%
Holiday Inn	2.7%
Holiday Inn Express	3.0%
Staybridge Suites	5.0%
Candlewood Suites	4.1%
All brands	3.1%

Owned, leased and managed leases
InterContinental	5.4%
EVEN Hotels	7.4%
Holiday Inn	13.4%
All brands	8.5%

Fee business revenue increased by $17m (4.3%) to $413m, and operating profit increased by $8m (2.6%) to $310m. On a constant currency basis, underlying1 revenue increased by $17m (4.3%) to $413m and underlying1 operating profit increased by $10m (3.3%), driven by 2.3% rooms growth year-on-year and comparable RevPAR growth of 3.1%, partly offset by: the combined impact from lower hotel termination fees and costs relating to legal disputes and; a small net negative impact from higher US healthcare costs, Crowne Plaza Accelerate financial incentives and a payroll tax credit delayed from 2017.

Owned, leased and managed leased revenue increased by $6m (6.3%) to $101m, and operating profit increased by $2m (12.5%) to $18m, on both actual and constant currency basis predominately due to demand in one Caribbean hotel.

1 Underlying revenue and underlying operating profit both exclude System Fund revenue and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items (see the Use of Non-GAAP measures section later in this Interim Management Report).

	Hotels		Rooms
Americas hotel and room count		Change over		Change over
	2018 30 June	2017 31 December	2018 30 June	2017 31 December
Analysed by brand
InterContinental	49	(1)	17,048	(530)
Kimpton	66	1	12,516	274
Crowne Plaza	155	(1)	41,204	(74)
Hotel Indigo	52	1	6,874	46
EVEN Hotels	9	1	1,361	123
Holiday Inn1	771	(2)	134,542	(1,062)
Holiday Inn Express	2,253	36	203,157	3,747
Staybridge Suites	252	8	26,947	791
Candlewood Suites	383	7	36,061	637
Other	87	(2)	21,566	(136)
	____	____	______	_____
Total	4,077	48	501,276	3,816
	____	____	______	_____
Analysed by ownership type
Franchised	3,773	46	441,087	3,795
Managed	297	2	57,966	21
Owned, leased and managed leases	7	-	2,223	-
	____	____	______	_____
Total	4,077	48	501,276	3,816
	____	____	______	_____

1Includes 23 Holiday Inn Resort properties (6,188 rooms) and 26 Holiday Inn Club Vacations (7,676 rooms)
(2017: 25 Holiday Inn Resort properties (6,787 rooms) and 26 Holiday Inn Club Vacations (7,676 rooms)).

	Hotels		Rooms
Americas pipeline		Change over		Change over
	2018 30 June	2017 31 December	2018 30 June	2017 31 December
Analysed by brand
InterContinental	8	1	2,168	275
Kimpton	15	1	2,084	(154)
Crowne Plaza	10	(4)	1,928	(791)
Hotel Indigo	32	(1)	4,054	28
EVEN Hotels	7	(1)	1,044	(70)
Holiday Inn1	123	(5)	15,779	(596)
Holiday Inn Express	501	(23)	47,616	(1,991)
avid hotels	126	82	11,658	7,615
Staybridge Suites	153	7	16,402	970
Candlewood Suites	104	(8)	9,302	(707)
Other	20	8	3,437	1,789
	____	____	______	_____
Total	1,099	57	115,472	6,368
	____	____	______	_____
Analysed by ownership type
Franchised	1,054	52	108,013	5,169
Managed	45	5	7,459	1,199
	____	____	______	_____
Total	1,099	57	115,472	6,368
	____	____	______	_____

1Includes one Holiday Inn Resort property (165 rooms) (2017: one Holiday Inn Resort property (165 rooms)).

EMEAA

	6 months ended 30 June
EMEAA results		2017
	2018	Restated	%
	$m	$m	change
Revenue
Fee Business	153	136	12.5
Owned, leased and managed leases	80	79	1.3
	____	____	____
Total	233	215	8.4
	____	____	____
Operating profit before exceptional items
Fee Business	94	74	27.0
Owned, leased and managed leases	-	4	(100.0)
	____	____	____
	94	78	20.5
Exceptional items	(5)	-	(100.0)
	____	____	____
Operating profit	89	78	14.1
	____	____	____

EMEAA comparable RevPAR movement on previous year	6 months ended 30 June 2018

Fee business
InterContinental	2.2%
Crowne Plaza	4.4%
Hotel Indigo	4.2%
Holiday Inn	3.8%
Holiday Inn Express	2.1%
Staybridge Suites	1.8%
Other	3.5%
All brands	3.1%

Owned, leased and managed leases
InterContinental	(4.0)%
Holiday Inn	8.1%
All brands	(2.7)%

Fee business revenue increased by $17m (12.5%) to $153m and operating profit increased by $20m (27.0%) to $94m. Excluding the benefit of significant liquidated damages receipts (2018: $3m; 2017: $nil) and on a constant currency basis, underlying1 revenue increased by $6m (4.4%) and underlying1 operating profit increased by $13m (17.6%), benefitting from the initial savings generated by our Group-wide efficiency programme.

Owned, leased and managed leased revenue increased by $1m (1.3%) to $80m and operating profit decreased by $4m to $nil. On a constant currency basis, underlying1 revenue decreased by $4m (5.1%) and underlying1 operating profit decreased by $4m to $nil.

1 Underlying revenue and underlying operating profit both exclude System Fund revenue and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items (see the Use of Non-GAAP measures section later in this Interim Management Report).

	Hotels		Rooms
EMEAA hotel and room count		Change over		Change over
	2018 30 June	2017 31 December	2018 30 June	2017 31 December
Analysed by brand
InterContinental	104	-	31,749	(42)
Kimpton	1	-	274	-
Crowne Plaza	175	(1)	44,590	16
Hotel Indigo	30	3	3,037	243
Holiday Inn1	383	-	70,889	459
Holiday Inn Express	289	7	41,116	1,941
Staybridge Suites	11	-	1,589	-
Other	10	3	8,575	126
	____	____	______	_____
Total	1,003	12	201,819	2,743
	____	____	______	_____
Analysed by ownership type
Franchised	705	10	114,171	2,393
Managed	293	2	86,000	350
Owned, leased and managed leases	5	-	1,648	-
	____	____	______	_____
Total	1,003	12	201,819	2,743
	____	____	______	_____

1Includes 16 Holiday Inn Resort properties (3,381 rooms) (2017: 16 Holiday Inn Resort properties (3,347 rooms)).

	Hotels		Rooms
EMEAA pipeline		Change over		Change over
	2018 30 June	2017 31 December	2018 30 June	2017 31 December
Analysed by brand
InterContinental	27	(1)	6,498	18
Kimpton	3	1	354	155
Crowne Plaza	37	1	8,629	(26)
Hotel Indigo	39	5	5,629	889
EVEN Hotels	1	-	200	-
Holiday Inn1	99	4	22,989	924
Holiday Inn Express	118	10	19,375	1,279
Staybridge Suites	16	2	3,022	513
Other	1	-	441	27
	____	____	______	_____
Total	341	22	67,137	3,779
	____	____	______	_____
Analysed by ownership type
Franchised	152	(1)	23,997	(831)
Managed	188	22	42,985	4,455
Owned, leased and managed leases	1	1	155	155
	____	____	______	_____
Total	341	22	67,137	3,779
	____	____	______	_____

1Includes 10 Holiday Inn Resort properties (2,365 rooms) (2017: five Holiday Inn Resort properties (1,075 rooms)).

GREATER CHINA

	6 months ended 30 June
Greater China results		2017
	2018	Restated	%
	$m	$m	change
Revenue
Fee Business	69	55	25.5
	____	____	____
Total	69	55	25.5
	____	____	____
Operating profit before exceptional items
Fee Business	32	24	33.3
	____	____	____
Operating profit	32	24	33.3
	____	____	____

Greater China comparable RevPAR movement on previous year	6 months ended 30 June 2018

Fee business
InterContinental	8.7%
HUALUXE	30.9%
Crowne Plaza	11.7%
Hotel Indigo	13.5%
Holiday Inn	8.6%
Holiday Inn Express	9.8%
All brands	10.1%

Fee business revenue increased by $14m (25.5%) to $69m and operating profit increased by $8m (33.3%) to $32m. Comparable RevPAR increased by 10.1% and System size grew by 11.9% year-on-year. Excluding the benefit of significant liquidated damages receipts (2018: $4m; 2017: $nil) and on a constant currency basis, underlying1 revenue increased by $7m (12.7%) to $62m and underlying1 operating profit increased by $3m (12.5%) to $27m, driven by strong trading across the region and rooms growth.

1 Underlying revenue and underlying operating profit both exclude System Fund revenue and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items (see the Use of Non-GAAP measures section later in this Interim Management Report).

	Hotels		Rooms
Greater China hotel and room count	2018	Change over 2017	2018	Change over 2017
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	43	3	17,590	961
HUALUXE	7	-	2,088	(1)
Crowne Plaza	87	5	30,609	1,661
Hotel Indigo	7	-	1,023	-
Holiday Inn1	89	3	27,387	728
Holiday Inn Express	111	10	25,331	1,518
Other	7	2	2,766	388
	____	____	______	_____
Total	351	23	106,794	5,255
	____	____	______	_____
Analysed by ownership type
Franchised	22	11	6,001	2,237
Managed	329	12	100,793	3,018
	____	____	______	_____
Total	351	23	106,794	5,255
	____	____	______	_____

1Includes seven Holiday Inn Resort properties (2,075 rooms) (2017: six Holiday Inn Resort properties (1,820 rooms))

	Hotels		Rooms
Greater China pipeline	2018	Change over 2017	2018	Change over 2017
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	29	1	9,044	64
Kimpton	3	1	629	270
HUALUXE	21	-	6,277	(12)
Crowne Plaza	42	6	13,437	1,764
Hotel Indigo	20	5	3,356	821
EVEN Hotels	6	3	1,438	642
Holiday Inn1	57	3	15,534	418
Holiday Inn Express	157	23	29,781	4,124
Other	1	-	279	-
	____	____	______	_____
Total	336	42	79,775	8,091
	____	____	______	_____
Analysed by ownership type
Franchised	94	26	16,701	5,025
Managed	242	16	63,074	3,066
	____	____	______	_____
Total	336	42	79,775	8,091
	____	____	______	_____

1Includes six Holiday Inn Resort properties (2,128 rooms) (2017: seven Holiday Inn Resort properties (2,380 rooms))

CENTRAL

	6 months ended 30 June
		2017
	2018	Restated	%
Central results	$m	$m	change

Revenue	84	77	9.1
Gross costs	(132)	(127)	(3.9)
	____	____	____
	(48)	(50)	4.0
Exceptional items	(33)	-	(100.0)
	____	____	____
Operating loss	(81)	(50)	(62.0)
	____	____	____

Central results
The net operating loss increased by $31m (62.0%) compared to 2017. Central revenue, which mainly comprises technology fee income, increased by $7m (9.1%) to $84m (an increase of $5m (6.5%) at constant currency1), driven by increases in IHG System size in the first half of 2018. Gross costs increased by $5m (3.9%) compared to 2017 (an increase of $1m (0.8%) at constant currency). Net operating loss before exceptional items decreased by $2m (4.0%) to $48m (a $4m or 8.0% decrease to $46m at constant currency).

OTHER FINANCIAL INFORMATION

Exceptional items
Pre-tax exceptional items totalled a net charge of $53m (2017 $4m charge) and includes $32m relating to reorganisation costs (see below), $6m of acquisition costs (see note 17 Events after the Reporting Period in the 2018 Interim Financial Statements) and $15m from the termination of the US funded Inter-Continental Hotels Pension Plan which involved certain qualifying members receiving lump-sum cash-out payments with the remaining pension obligations subject to a buy-out by an insurance provider through the purchase of a group annuity contract.

Reorganisation costs
In September 2017, the Group launched a comprehensive efficiency programme which will fund a series of new strategic initiatives to drive an acceleration in IHG's future growth. The programme is centred around strengthening the Group's organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments. The programme is expected to be completed in 2019. Included in the $32m cost are consultancy fees of $15m and severance costs of $11m. An additional $30m has been charged to the System Fund.

Net financial expenses
Net financial expenses increased by $4m to $38m for the six months ended 30 June 2018 and includes interest income relating to the System Fund of $9m (2017 $6m). Underlying2 interest increased by $7m to $47m reflecting the unfavourable impact of a stronger pound on translation of sterling interest expense and higher US dollar interest rates payable on bank borrowings and balances with the System Fund.

Taxation
The tax charge on profit before tax, excluding the impact of exceptional items and System Fund, has been calculated using an interim effective tax rate of 23%. Excluding the effect of prior-year items, the equivalent effective tax rate would be approximately 27%. This rate is higher than the average UK statutory rate for the year of 19% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $13m representing tax impacts on the accounting exceptional items.

Net tax paid in the six months ended 30 June 2018 totalled $5m.

Dividends
The Board has proposed an interim dividend per ordinary share of 36.3¢, representing growth of 10% on the 2017 interim dividend.

1 Underlying revenue and underlying operating profit both exclude System Fund revenue and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items (see the Use of Non-GAAP measures section later in this Interim Management Report).
2 Underlying interest excludes interest relating to the System Fund

Capital structure and liquidity management
During the six months ended 30 June 2018, $286m of cash was generated from operating activities. Net cash outflows from investing activities totalled $102m and net cash used in financing activities totalled $69m. Net debt at 30 June 2018 was $1,802m and included $233m in respect of the finance lease obligations for the InterContinental Boston.

The Group had net liabilities of $1,162m at 30 June 2018 ($1,301m at 31 December 2017 restated) reflecting that its internally generated brands are not recorded on the balance sheet, in accordance with accounting standards.

USE OF NON-GAAP MEASURES

In addition to performance measures directly observable in the Interim Financial Statements (IFRS measures), additional measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures and include:
●
Total gross revenue;
●
Underlying revenue, underlying operating profit growth, underlying fee revenue, fee margin growth;
●
Total operating profit before exceptional items and tax, adjusted earnings per ordinary share, underlying earnings per share;
●
Underlying interest;
●
Net debt;
●
Net capital expenditure; and
●
Free cash flow.

Further information can be found on page 26 of the IHG Annual Report and Form 20-F 2017 (which is available at www.ihgplc.com).

The definitions of underlying revenue, underlying operating profit growth, underlying fee revenue, fee margin growth, adjusted earnings per ordinary share, underlying earnings per share, net capital expenditure and free cash flow have changed following adoption of IFRS 15 and are now defined as follows:

Underlying revenue, underlying operating profit growth, underlying fee revenue, fee margin growth

Underlying revenue and underlying operating profit both exclude System Fund revenue and expenses, reimbursement of costs, the impact of owned asset disposals, significant liquidated damages and current year acquisitions, all translated at constant currency using prior year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items. The presentation of these additional performance measures allows a better understanding of comparable year-on-year trading and thereby allows an assessment of the underlying trends in the Group's financial performance. System Fund results are excluded as the Fund is not managed to a profit or loss for IHG and there is an agreement with the IHG Owners to spend these funds for the benefit of hotels in the System. These measures also provide consistency with the Group's internal management reporting.

Underlying fee revenue and fee margin further exclude the revenue and operating profit of the Group's remaining owned and leased and managed lease properties, thereby providing metrics which measure the underlying performance of the Group's core fee-based business model.

Adjusted earnings per ordinary share and underlying earnings per ordinary share

Adjusted earnings per ordinary share excludes System Fund revenue and expenses, any interest and tax relating to the System Fund, exceptional items, and their related tax impacts. Adjusted earnings per ordinary share provides a per share measure that is not skewed by the result of the System Fund or exceptional items.

Underlying earnings per ordinary share is calculated by dividing underlying profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period. The presentation of underlying earnings per ordinary share allows a better understanding of comparable year-on-year trading and thereby allows an assessment of the underlying trends in the Group's financial performance.

Net capital expenditure

Net capital expenditure is defined as cash flow from investing activities less contract acquisition costs, excluding tax paid on disposals and adjusted for System Fund depreciation and amortisation (recovery of previous System Fund capital expenditure).

For internal management reporting, capital expenditure is reported as either maintenance, recyclable, or System Fund. The disaggregation of net capital expenditure provides useful information as it enables users to distinguish between System Fund capital investments and recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term, compared with maintenance capital expenditure (including key money paid), which represents a permanent cash outflow.

Free cash flow

Free cash flow is defined as cash flow from operating activities (after interest and tax paid) and excluding contract acquisition costs, less purchase of shares by employee share trusts and maintenance capital expenditure (including key money paid). Free cash flow is a useful measure for investors, as it represents the cash available to invest back into the business to drive growth, pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

Underlying revenue and underlying operating profit Non-GAAP reconciliations
The following tables:
●
show underlying revenue and underlying operating profit on both an actual and constant currency basisa;
●
reconcile segmental underlying revenue and underlying operating profit to Group underlying revenue and operating profit;
●
show underlying Group fee revenue and Group fee margin on both an actual and constant currency basisa; and
●
reconcile Group underlying revenue and underlying operating profit to the GAAP measures included in the Interim Financial Statements.

Highlights for the six months ended 30 June 2018

Revenue			Operating profit
		2017		2017
	2018	Restated	%	2018	Restated	%
	$m	$m	change	$m	$m	change

Per Group income statement	2,113	1,964	7.6	341	391	(12.8)
Significant liquidated damages	(7)	-	(100.0)	(7)	-	(100.0)
Exceptional items	-	-	-	53	4	1,225.0
System Fund	(618)	(592)	(4.4)	12	(25)	148.0
Reimbursement of costs	(595)	(534)	(11.4)	-	-	-
	_____	_____	_____	_____	_____	_____
Underlying at actual exchange	893	838	6.6	399	370	7.8
	_____	_____	_____	_____	_____	_____

	At actual exchange rates			At constant currency

		2017			2017
	2018	Restated	%	2018	Restated	%
	$m	$m	change	$m	$m	change
Underlying revenue
Americas	514	491	4.7	514	491	4.7
EMEAA	230	215	7.0	217	215	0.9
Greater China	65	55	18.2	62	55	12.7
Central	84	77	9.1	82	77	6.5
	_____	_____	_____	_____	_____	_____
Underlying Group revenue	893	838	6.6	875	838	4.4
Owned, leased and managed leases revenue included above	(181)	(174)	(4.0)	(176)	(174)	(1.1)
	_____	_____	_____	_____	_____	_____
Underlying Group fee revenue	712	664	7.2	699	664	5.3
	_____	_____	_____	_____	_____	_____

	At actual exchange rates			At constant currency
		2017			2017
	2018	Restated	%	2018	Restated	%
	$m	$m	change	$m	$m	change

Underlying operating profit
Americas	328	318	3.1	330	318	3.8
EMEAA	91	78	16.7	87	78	11.5
Greater China	28	24	16.7	27	24	12.5
Central	(48)	(50)	4.0	(46)	(50)	8.0
	_____	_____	_____	_____	_____	_____
Underlying Group operating profit	399	370	7.8	398	370	7.6
Owned, leased and managed leases operating profit included above	(18)	(20)	(10.0)	(18)	(20)	(10.0)
	_____	_____	_____	_____	_____	_____
Underlying Group fee profit	381	350	8.9	380	350	8.6
	_____	_____	_____	_____	_____	_____
Group fee margin	53.5%	52.7%	0.8ppts	54.4%	52.7%	1.7ppts
	_____	_____	_____	_____	_____	_____

Underlying earnings per share

The following table reconciles basic earnings per ordinary share to underlying earnings per share:

	6 months ended 30 June
		2017
	2018	Restated
	$m	$m

Basic earnings per ordinary share

Profit available for equity holders	234	248
Basic weighted average number of ordinary shares (millions)	190	196

Basic earnings per ordinary share (cents)	123.2	126.5
	_____	_____

Underlying earnings per ordinary share
Profit available for equity holders	234	248
Adjusted for:
Significant liquidated damages	(7)	-
Tax on significant liquidated damages	2	-
System Fund revenue and expenses	12	(25)
Interest attributable to the System Fund	(9)	(6)
Tax attributable to the System Fund	-	3
Exceptional items before tax	53	4
Tax on exceptional items	(13)	(1)
Currency effect	(2)	-
	_____	_____
Underlying profit available for equity holders	270	223
	_____	_____

Underlying earnings per ordinary share (cents)	142.1	113.8
	_____	_____

Net capital expenditure

The following table reconciles net cash from investing activities to net capital expenditure:

	6 months ended 30 June
		2017
	2018	Restated
	$m	$m

Net cash from investing activities	(102)	(155)
Adjusted for:
Contract acquisition costs	(25)	(24)
System Fund depreciation and amortisation	16	17
	_____	_____
Net capital expenditure	(111)	(162)

Add back: Disposal receipts	(2)	(7)
System Fund depreciation and amortisation	(16)	(17)
	_____	_____
Gross capital expenditure	(129)	(186)
	_____	_____
Analysed as:
Capital expenditure: maintenance and key money	(47)	(44)
Capital expenditure: recyclable investments	(32)	(80)
Capital expenditure: System Fund investments	(50)	(62)
	_____	_____
Gross capital expenditure	(129)	(186)
	_____	_____

Free cash flow

The following table reconciles net cash from operating activities to free cash flow:

	6 months ended 30 June
		2017
	2018	Restated
	$m	$m

Net cash from operating activities	286	227

Adjusted for:
Contract acquisition costs	25	24

Less:
Purchase of shares by employee share trusts	(3)	(3)
Capital expenditure: maintenance and key money	(47)	(44)
	_____	_____
Free cash flow	261	204
	_____	_____

Underlying interest

Underlying interest is a new measure which excludes interest relating to the System Fund. IHG records an interest charge on the outstanding cash balance relating to the IHG Rewards Club programme. These interest payments are recognised as interest income for the Fund and interest expense for IHG. The System Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System. As the Fund is included on the Group income statement, these amounts are included in the reported net Group financial expenses. Given all results related to the System Fund are excluded from adjusted measures used by management, interest relating to the System Fund is excluded from underlying interest.

The following table reconciles net financial expenses to underlying interest:

	6 months ended 30 June
	2017
	2018	Restated
	$m	$m
Net financial expenses

Financial income	2	2
Financial expenses	(40)	(36)
	_____	_____
Net financial expenses	(38)	(34)
Adjusted for:
Interest payable on balances with the System Fund	(6)	(3)
Capitalised interest relating to System Fund assets	(3)	(3)
	_____	_____
Underlying interest	(47)	(40)
	_____	_____

RELATED PARTY TRANSACTIONS

For information on the related party transaction please see note 15 in the 2018 Interim Financial Statements.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties that could substantially affect IHG's business and results in 2018 are set out on pages 20 to 22 of the IHG Annual Report and Form 20-F 2017 (the "Annual Report").  The nature and potential impact of those risks and uncertainties has not materially changed since the publication of the Annual Report, nor are any expected for the remaining half of the financial year. However, there may be unknown risks or risks currently believed to be inconsequential that emerge and could become material.  The following summarises the risks and uncertainties set out in the Annual Report:

●
Threats to cybersecurity and information governance could impact IHG's operations, leading to the loss of sensitive data, undermine stakeholder trust and result in fines and legal/regulatory action;
●
Failure to deliver IHG's preferred brands and loyalty programme could impact IHG's competitive positioning, its growth ambitions and reputation with guests and owners;
●
Failure to attract, develop and retain key leadership and talent could impact IHG's ability to achieve its growth ambitions and operate effectively;
●
Failure to capitalise on innovation in booking technology, and maintain and enhance IHG's channel management and technology platforms could impact IHG's revenues and growth ambitions;
●
Risks in the reprioritisation of activities and refocusing of resources to accelerate growth could impact IHG's ability to deliver its strategy and affect its results and stakeholder trust;
●
Failure to maintain an effective safety and security system and ability to respond appropriately in the event of an issue could result in reputational and / or financial damage, and undermine stakeholder confidence;
●
Failure to comply with the global business regulatory environment and legal, regulatory and ethical developments could impact IHG's operations, results and reputation;
●
A material breakdown in financial management and control systems could lead to increased public scrutiny, regulatory investigation and litigation; and
●
The inability to realise value from programme and project delivery could result in lost commercial performance, financial loss and undermine stakeholder confidence.

These principal risks and uncertainties are supported by a broader description of risk factors set out on pages 164 to 167 of the Annual Report.

GOING CONCERN

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in this Interim Management Report. Information on the Group's treasury management policies can be found in note 22 to the Group Financial Statements in the IHG Annual Report and Form 20-F 2017.

The Group has no significant debt maturities before 2022. At the end of June 2018, the Group was trading significantly within its banking covenants and debt facilities.

The Group's fee-based model and wide geographic spread means that it is well placed to manage through uncertain times, and our forecasts and sensitivity projections, based on a range of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current facilities.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, being a period of not less than 12 months from the date of this report. Accordingly, the financial statements continue to be prepared on going concern basis.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:

●
The condensed set of Financial Statements has been prepared in accordance with IAS 34;
●
The Interim Management Report includes a fair review of the important events during the first six months, and their impact on the financial statements and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and
●
The Interim Management Report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Keith Barr                                Paul Edgecliffe-Johnson
Chief Executive  Officer               Chief Financial Officer

6 August 2018                           6 August 2018

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2018

	2018 6 months ended 30 June $m	2017 6 months ended 30 JuneRestated*$m
Continuing operations

Revenue from fee business	719	664
Revenue from owned, leased and managed lease hotels	181	174
System Fund revenues	618	592
Reimbursement of costs	595	534
	____	____
Total revenue (notes 5 and 6)	2,113	1,964

Cost of sales	(305)	(278)
System Fund expenses	(630)	(567)
Reimbursed costs	(595)	(534)
Administrative expenses	(155)	(161)
Share of losses of associates and joint ventures	(3)	-
Other operating income	7	7
Depreciation and amortisation	(38)	(36)
	____	____
Operating profit before exceptional items (note 5)	394	395

Exceptional items (note 7)	(53)	(4)
	_____	_____
Operating profit (note 5)	341	391
Financial income	2	2
Financial expenses	(40)	(36)
	_____	_____
Profit before tax	303	357

Tax (note 8)	(69)	(109)
	_____	_____
Profit for the period from continuing operations	234	248
	_____	_____

Attributable to:
Equity holders of the parent	234	248
Non-controlling interest	-	-
	_____	_____
	234	248
	_____	_____

Earnings per ordinary share (note 9)
Continuing and total operations:
Basic	123.2¢	126.5¢
Diluted	122.5¢	125.3¢
Adjusted	145.8¢	113.8¢
Adjusted diluted	145.0¢	112.6¢
	_____	_____

* Restated for the adoption of IFRS 15 and other presentational changes (see note 2).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2018

	2018 6 months ended 30 June $m	2017 6 months ended 30 June Restated* $m

Profit for the period	234	248

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Losses on valuation of available-for-sale financial assets, net of related tax of $nil	-	(2)
Exchange gains/(losses) on retranslation of foreign operations, including related tax credit of $1m (2017 net of tax credit of $1m)	18	(42)
	_____	_____
	18	(44)
Items that will not be reclassified to profit or loss:
Losses on valuation of assets classified as fair value through other comprehensive income, net of related tax of $nil	(7)	-
Re-measurement gains on defined benefit plans, net of related tax charge of $2m (2017 $1m)	7	-
	_____	_____
Total other comprehensive income/(loss) for the period	18	(44)
	_____	_____
Total comprehensive income for the period	252	204
	_____	_____
Attributable to:
Equity holders of the parent	251	203
Non-controlling interest	1	1
	_____	_____
	252	204
	_____	_____

* Restated for the adoption of IFRS 15 (see note 2).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2018

	6 months ended 30 June 2018
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m
At beginning of the period (as previously reported)	154	(2,417)	1,405	7	(851)
Impact of adopting IFRS 15 (note 2)	-	4	(454)	-	(450)
	_____	_____	_____	_____	_____
At beginning of the period (restated for IFRS 15)	154	(2,413)	951	7	(1,301)
Impact of adopting IFRS 9 (note 2)	-	(18)	18	-	-
	_____	_____	_____	_____	_____
At beginning of period	154	(2,431)	969	7	(1,301)

Total comprehensive income for the period	-	10	241	1	252
Transfer of treasury shares to employee share trusts	-	(17)	17	-	-
Purchase of own shares by employee share trusts	-	(3)	-	-	(3)
Release of own shares by employee share trusts	-	24	(24)	-	-
Equity-settled share-based cost	-	-	19	-	19
Tax related to share schemes	-	-	2	-	2
Equity dividends paid	-	-	(130)	(1)	(131)
Exchange adjustments	(4)	4	-	-	-
	_____	______	_____	_____	_____
At end of the period	150	(2,413)	1,094	7	(1,162)
	_____	_____	_____	_____	_____

	6 months ended 30 June 2017
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m
At beginning of the period (as previously reported)	141	(2,300)	1,392	8	(759)
Impact of adopting IFRS 15 (note 2)	-	15	(402)	-	(387)
	_____	_____	_____	_____	_____
At beginning of period (restated)	141	(2,285)	990	8	(1,146)

Total comprehensive income for the period	-	(45)	248	1	204
Transfer of treasury shares to employee share trusts	-	(20)	20	-	-
Purchase of own shares by employee share trusts	-	(3)	-	-	(3)
Release of own shares by employee share trusts	-	29	(29)	-	-
Equity-settled share-based cost	-	-	12	-	12
Tax related to share schemes	-	-	5	-	5
Equity dividends paid	-	-	(531)	(3)	(534)
Exchange adjustments	7	(7)	-	-	-
	_____	______	_____	_____	_____
At end of the period	148	(2,331)	715	6	(1,462)
	_____	_____	_____	_____	_____

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.
All items above are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2018

	2018 30 June	2017 31 December Restated*
	$m	$m
ASSETS
Property, plant and equipment	417	425
Goodwill and other intangible assets	989	967
Investment in associates and joint ventures	136	141
Retirement benefit assets	-	3
Other financial assets	269	228
Non-current tax receivable	24	16
Deferred tax assets	68	75
Contract costs	54	51
Contract assets	252	241
	______	______
Total non-current assets	2,209	2,147
	_____	_____
Inventories	3	3
Contract costs	4	7
Contract assets	18	17
Trade and other receivables	675	551
Current tax receivable	6	101
Other financial assets	-	16
Cash and cash equivalents	233	168
	______	______
Total current assets	939	863
	_____	_____
Total assets (note 5)	3,148	3,010
	_____	_____
LIABILITIES
Loans and other borrowings	(89)	(126)
Trade and other payables	(502)	(597)
Deferred revenue	(549)	(490)
Provisions	(16)	(3)
Current tax payable	(46)	(64)
	_____	_____
Total current liabilities	(1,202)	(1,280)
	_____	_____

Loans and other borrowings	(1,946)	(1,893)
Retirement benefit obligations	(94)	(104)
Trade and other payables	(31)	(36)
Deferred revenue	(907)	(867)
Provisions	(15)	(5)
Non-current tax payable	-	(25)
Deferred tax liabilities	(115)	(101)
	_______	_______
Total non-current liabilities	(3,108)	(3,031)
	_____	_____
Total liabilities	(4,310)	(4,311)
	_____	_____
Net liabilities	(1,162)	(1,301)
	_____	_____

EQUITY
Equity share capital	150	154
Capital redemption reserve	10	10
Shares held by employee share trusts	(1)	(5)
Other reserves	(2,869)	(2,874)
Unrealised gains and losses reserve	53	79
Currency translation reserve	394	377
Retained earnings	1,094	951
	_______	________
IHG shareholders' equity	(1,169)	(1,308)
Non-controlling interest	7	7
	_______	_______
Total equity	(1,162)	(1,301)
	_____	_____
* Restated for the adoption of IFRS 15 (see note 2).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2018

	2018 6 months ended 30 June	2017 6 months ended 30 June Restated*
	$m	$m

Profit for the period	234	248
Adjustments reconciling profit for the period to cash flow from operations before contract acquisition costs (note 11)	93	62
	_____	_____
Cash flow from operations before contract acquisition costs	327	310
Contract acquisition costs	(25)	(24)
	_____	_____
Cash flow from operations	302	286
Interest paid	(12)	(10)
Interest received	1	1
Tax paid on operating activities	(5)	(50)
	_____	_____
Net cash from operating activities	286	227
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(16)	(22)
Purchase of intangible assets	(56)	(70)
Investment in associates and joint ventures	(1)	(47)
Investment in other financial assets	(31)	(27)
Capitalised interest paid	(3)	(3)
Landlord contributions to property, plant and equipment	3	7
Repayments of other financial assets	2	7
	_____	_____
Net cash from investing activities	(102)	(155)
	_____	_____
Cash flow from financing activities
Purchase of own shares by employee share trusts	(3)	(3)
Dividends paid to shareholders	(130)	(531)
Dividends paid to non-controlling interest	(1)	(3)
Increase in borrowings	65	395
	_____	_____
Net cash from financing activities	(69)	(142)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the period	115	(70)

Cash and cash equivalents, net of overdrafts, at beginning of the period	58	117
Exchange rate effects	(13)	20
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the period	160	67
	_____	_____

* Restated for the adoption of IFRS 15 (see note 2).

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority and IAS 34 'Interim Financial Reporting'.  Other than the changes described in note 2 below, they have been prepared on a consistent basis using the same accounting policies and methods of computation set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Form 20-F for the year ended 31 December 2017.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, being a period of not less than 12 months from the date of this report. Accordingly, the condensed interim financial statements have been prepared on a going concern basis.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

Other than line items which have been restated for IFRS 15, financial information for the year ended 31 December 2017 has been extracted from the Group's published financial statements for that year which were prepared in accordance with IFRSs as adopted by the European Union and which have been filed with the Registrar of Companies. The auditor's report on those financial statements was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

2.      Adoption of new accounting standards

IFRS 15

With effect from 1 January 2018, the Group has adopted IFRS 15 'Revenue from Contracts with Customers' which introduces a new five-step approach to measuring and recognising revenue from contracts with customers.  Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The Group has elected to apply the full retrospective method in adopting IFRS 15.

Prior to adoption of IFRS 15, the Group's revenue was primarily comprised of fee-based revenue from franchise and management contracts, and hotel revenue in owned and leased properties.  The recognition of these revenue streams is largely unchanged by IFRS 15:

●
Franchise and base management fees are charged as a percentage of underlying revenues in the hotels and are treated as 'variable consideration' under IFRS 15. These fees are recognised as the underlying hotel revenues occur, provided there is no expectation of a subsequent reversal of the revenue.

●
Incentive management fees are generally charged based on the hotel's profitability or cash flows, and are recognised over time when it is considered highly probable that the related performance criteria will be met, provided there is no expectation of a subsequent reversal of the revenue.

●
Hotel revenue in owned and leased properties includes rooms revenue and food and beverage sales, which is recognised when the rooms are occupied and food and beverages are sold.

The key changes resulting from the adoption of IFRS 15 are as follows:

1.   Core IHG adjustments

   a)   Managed and franchised hotel cost reimbursements
Under IFRS 15, the provision of employees to managed hotels is not considered to be a service that is distinct from the general hotel management service. Reimbursements for the cost of the IHG employees working in managed hotels are therefore shown as revenue with an equal matching cost, and no profit impact. Certain other costs relating to both managed and franchised hotels are also contractually reimbursable to IHG and where IHG is deemed to be acting as principal in the provision of the related services, the revenue and cost are shown on a gross basis under IFRS 15. Under previous accounting policies, no revenue or matching cost was recognised.

    b)   Initial application and re-licensing fees
Under previous accounting, application and re-licensing fees were recognised as revenue when billed as the monies received are not refundable and IHG has no further obligations to satisfy. Under IFRS 15, there is a requirement to consider whether the payment of these fees transfers a distinct good or service to the customer that is separate from the promise to provide franchise services. As this is not the case, IFRS 15 requires initial application and re-licensing fees to be recognised as services are provided, over the life of the related contract. The spreading of these fees results in an initial reduction to revenue and operating profit, and the recognition of deferred revenue on the statement of financial position, reflecting the profile of increased amounts received in recent years.

    c)   Contract costs
Contract costs related to securing management and franchise contracts were previously charged to the income statement as incurred. Under IFRS 15, certain costs qualify to be capitalised as the cost of obtaining a contract and are amortised over the initial term of the related contract. This change results in an initial increase to operating profit and the capitalisation of contract costs on the statement of financial position.

d)   Amortisation of amounts paid to hotel owners to secure management contracts and franchise agreements ('key money')
Under previous accounting, key money payments were capitalised as intangible assets and amortised over the life of the related contracts. Under IFRS 15, these payments are treated as 'consideration payable to a customer' and therefore recorded as a contract asset and recognised as a deduction to revenue over the contract term. This change results in a reduction to revenue, no change to operating profit, and the reclassification of key money on the statement of financial position from intangible assets to contract assets.

In the statement of cash flows, these contract acquisition costs are reclassified from investing activities to cash flow from operations.

e)   Owned hotel disposals subject to a management contract
Under previous accounting, when hotels were sold and the Group retained management of the hotel, the consideration recognised included both the cash received and the fair value of the management contract which was capitalised as an intangible asset and subsequently amortised to the income statement. This accounting was governed by the 'exchange of assets' criteria included in IAS 16 'Property, Plant and Equipment' and IAS 38 'Intangible Assets'. IFRS 15 specifically includes property sales in its scope and results in the sales consideration being recorded at the fair value of the encumbered hotel, which generally will be equivalent to the cash received. This change results in the derecognition of historic intangible asset balances and a lower amortisation charge in the income statement.

f)    Other adjustments
Other adjustments, which are immaterial, include re-assessments of IHG's role as principal in other revenue transactions and the treatment of payments under performance guarantees as a reduction to the transaction price within management contracts.

2.   System Fund adjustments

The Group operates a System Fund (the Fund) to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the guest reservation systems and hotel loyalty programme. The Fund also receives proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to a profit or loss for IHG, but is managed for the benefit of hotels in the System with the objective of driving revenues for the hotels. Consequently, under previous accounting these revenues and expenses were not recorded in the Group income statement.

Under IFRS 15, an entity is regarded as a principal if it controls a service prior to transfer to the customer. As marketing and reservations expenses primarily comprise payroll and marketing expenses under contracts entered into by the Group, management has determined that the Group controls these services. Fund revenues and expenses are therefore recognised on a gross basis in the Group income statement. Assessment fees from hotel owners are generally levied as a percentage of hotel revenues and are recognised as those hotel revenues occur.

In respect of the loyalty programme (IHG Rewards Club), the Group has determined that the related performance obligation is not satisfied in full until the member has redeemed the points at a participating hotel. Accordingly, revenue related to loyalty points earned by members or sold under co-branding arrangements is deferred in an amount that reflects the stand-alone selling price of the future benefit to the member. As materially all of the points will be redeemed at IHG managed or franchised hotels owned by third parties, IHG is deemed to be acting as agent on redemption and therefore recognises the related revenue net of the cost of reimbursing the hotel that is providing the hotel stay. The deferred revenue balance under IFRS 15 is significantly higher than the points redemption cost liability that was recognised under previous accounting resulting in an increase in the Group's net liabilities.

Management has also determined that in addition to the performance obligation for the redemption of points, co-branding arrangements contain other performance obligations including marketing services and the right to access the loyalty programme. Revenue attributable to the stand-alone selling price of these additional services is recognised over the term of the co-branding arrangement.  Certain travel agency commission revenues within the Fund will be recognised on a net basis, where it has been determined that IHG acts as agent under IFRS 15.

Under previous accounting, any Fund short-term timing surplus or deficit was carried in the Group statement of financial position within working capital. Under IFRS 15, the in-year Fund surplus or deficit is recognised in the Group income statement. Both the current accounting treatment and the change on applying IFRS 15, and the equivalent US GAAP standard, are consistent with current and expected future practice across the hotel industry. The Fund surplus of $158m at 31 December 2017 has been derecognised resulting in a reduction in the Group's net liabilities.

IHG also records an interest charge on the outstanding cash balance relating to the IHG Rewards Club programme. In 2017 these interest payments totalled $7m (6 months to 30 June 2017: $3m), and were recognised as interest income for the Fund and interest expense for IHG. The System Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System, which totalled $6m in 2017 (6 months to 30 June 2017: $3m). As the Fund is now included on the Group income statement, these amounts are included in the reported net Group financial expenses for 2017.

The System Fund accounting changes result in an increase in recorded revenue and a change to reported profits. However, since the Group's agreement with the IHG Owners Association is that the Fund is not managed to a gain or loss for IHG, any in-year profit or loss resulting from Fund activity is excluded from the calculation of underlying operating profit and adjusted earnings per share as there is an agreement to spend these funds for the benefit of hotels in the System.

The impact of adopting IFRS 15 and other presentational changes (see note 3) on previously reported line items in the Group financial statements is set out on the following pages.

Impact of IFRS 15 and other presentational changes on the Group income statement
For the six months ended 30 June 2017

	As reported	IFRS 15 - Core IHG	IFRS 15 - System Fund	Other changes (note 3)	As restated
	$m	$m	$m	$m	$m

Revenue from fee business	766	(11)	-	(91)	664
Revenue from owned, leased and managed lease hotels	91	3	-	80	174
System Fund revenues	-	-	581	11	592
Reimbursement of costs	-	534	-	-	534
	_____	_____	_____	_____	_____
Total revenue	857	526	581	-	1,964

Cost of sales	(291)	2	-	11	(278)
System Fund expenses	-	-	(556)	(11)	(567)
Reimbursed costs	-	(534)	-	-	(534)
Administrative expenses	(156)	(5)	-	-	(161)
Other operating income	7	-	-	-	7
Depreciation and amortisation	(47)	11	-	-	(36)
	_____	_____	_____	_____	_____
Operating profit before exceptional items	370	-	25	-	395
Exceptional items	(4)	-	-	-	(4)
	_____	_____	_____	_____	_____
Operating profit	366	-	25	-	391
Financial income	2	-	-	-	2
Financial expenses	(42)	-	6	-	(36)
Tax	(107)	1	(3)	-	(109)
	_____	_____	_____	_____	_____
Profit after tax	219	1	28	-	248
	____	____	____	____	____

Impact of IFRS 15 on the Group statement of comprehensive income
For the six months ended 30 June 2017

	As reported $m	IFRS 15 adoption $m	As restated $m

Profit for the period	219	29	248
Exchange losses on retranslation of foreign operations, net of related tax credit of $1m	(35)	(7)	(42)
Losses on valuation of available-for-sale financial assets, net of related tax of $nil	(2)	-	(2)
	____	____	____
Total comprehensive income for the period	182	22	204
	____	____	____

Impact of IFRS 15 on the Group statement of financial position
31 December 2017

	As reported $m	IFRS 15 adoption $m	As restated $m

Goodwill and other intangible assets	1,467	(500)	967
Contract costs	-	51	51
Contract assets	-	241	241
Deferred tax assets	56	19	75
Other non-current assets	813	-	813
	________	_______	________
Total non-current assets	2,336	(189)	2,147
	________	_______	________
Contract costs	-	7	7
Contract assets	-	17	17
Other current assets	839	-	839
	________	_______	_________
Total current assets	839	24	863
	________	_______	________
Total assets	3,175	(165)	3,010
	________	_______	________
Loyalty programme liability	(343)	343	-
Trade and other payables	(768)	171	(597)
Deferred revenue	-	(490)	(490)
Other current liabilities	(193)	-	(193)
	________	_______	________
Total current liabilities	(1,304)	24	(1,280)
	________	_______	________
Loyalty programme liability	(417)	417	-
Trade and other payables	(121)	85	(36)
Deferred revenue	-	(867)	(867)
Deferred tax liabilities	(157)	56	(101)
Other non-current liabilities	(2,027)	-	(2,027)
	________	_______	________
Total non-current liabilities	(2,722)	(309)	(3,031)
	________	_______	________
Total liabilities	(4,026)	(285)	(4,311)
	________	_______	________
Net liabilities	(851)	(450)	(1,301)
	________	________	________
Equity share capital	154	-	154
Capital redemption reserve	10	-	10
Shares held by employee share trusts	(5)	-	(5)
Other reserves	(2,874)	-	(2,874)
Unrealised gains and losses reserve	79	-	79
Currency translation reserve	373	4	377
Retained earnings	1,405	(454)	951
	________	_______	________
IHG shareholders' equity	(858)	(450)	(1,308)

Non-controlling interest	7	-	7
	________	________	________
Total equity	(851)	(450)	(1,301)
	________	________	________

Impact of IFRS 15 on the Group statement of cash flows
For the six months ended 30 June 2017

	As reported $m	IFRS 15 adoption $m	As restated $m

Profit for the period	219	29	248
Adjustments reconciling profit for the period to cash flow from operations before contract acquisition costs	94	(32)	62
	_____	_____	_____
Cash flow from operations before contract acquisition costs	313	(3)	310
Contract acquisition costs	-	(24)	(24)
	_____	_____	_____
Cash flow from operations	313	(27)	286
Interest paid	(13)	3	(10)
Interest received	1	-	1
Tax paid on operating activities	(50)	-	(50)
	_____	_____	_____
Net cash from operating activities	251	(24)	227
	_____	_____	_____

Purchase of intangible assets	(94)	24	(70)
Other cash flows from investing activities	(85)	-	(85)
	_____	_____	_____
Net cash from investing activities	(179)	24	(155)
	_____	_____	_____

Net cash from financing activities	(142)	-	(142)
	_____	_____	_____

Net movement in cash and cash equivalents, net of overdrafts, in the period	(70)	-	(70)

Cash and cash equivalents, net of overdrafts, at beginning of the period	117	-	117
Exchange rate effects	20	-	20
	_____	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the period	67	-	67
	_____	_____	_____

Impact of IFRS 15 on basic and diluted earnings per ordinary share
For the six months ended 30 June 2017

	As reported cents	IFRS 15 adoption cents	As restated cents

Basic earnings per ordinary share	111.7	14.8	126.5
Diluted earnings per ordinary share	110.6	14.7	125.3

IFRS 9

With effect from 1 January 2018, the Group has adopted IFRS 9 'Financial Instruments'. IFRS 9 introduces new requirements for classification and measurement of financial assets and financial liabilities, impairment and hedge accounting.

The Group has applied the requirements of IFRS 9 retrospectively, except for hedge accounting.
The new rules for hedge accounting will be applied prospectively in line with the requirements of the standard.  The Group has not applied any practical expedients available under IFRS 9.  The Group has not restated prior periods as allowed by the transition provisions of IFRS 9 as restatement is impracticable without the use of hindsight.

The only impact of IFRS 9 on the Group financial statements is to reclassify the impact of historic impairments on equity instruments measured at fair value through other comprehensive income ('FVOCI').  These impairments were originally recorded in the Group income statement, but under IFRS 9 they would have been recorded in the unrealised gains and losses reserve and only transferred to retained earnings when the equity investments are derecognised.  An adjustment of $18m has been made to the Group statement of changes in equity at 1 January 2018 to reflect this reclassification.

Changes to the Group's accounting policies resulting from the adoption of IFRS 9 are detailed in the Group's Annual Report and Form 20-F 2017.

In conjunction with implementation of IFRS 9, the Group has also changed its policy for providing for receivables which are more than 180 days past due.  Previously, the Group held a provision for 100% of the previous month's aged receivables balances which were more than 180 days past due.  As of 1 January 2018, these balances are written off the ledgers rather than fully provided, but continue to be actively pursued.  This change resulted in a reduction of $67m to both the gross and provision for trade and other receivables balances at 31 December 2017, but has no impact on trade and other receivables as presented on the Group statement of financial position.

New standards issued but not yet effective

The Group continues to prepare for the implementation of IFRS 16 'Leases' in 2019. Based on the work completed to date, the standard is currently expected to result in an increase of lease liabilities of c$0.4bn (as at 31 December 2017), with an immaterial impact on profit after tax.

3.    Presentational changes

In addition to the adoption of IFRS 15 and IFRS 9, these interim financial statements have been restated to reflect several other changes to the presentation of the Group's financial results.

Exceptional items

Exceptional items, which were previously shown in a separate column of the Group income statement, are now presented as a separate line item, with detailed disclosure in note 7.

New operating segments

See note 5.

Reporting of fee business results

Revenue and operating profit from management and franchise agreements, together with regional and Central overheads, have been combined into one category, 'fee business', to more closely reflect the way the business is now operated as a result of the ongoing reorganisation (see note 7).

Reporting of managed lease hotels

The revenue and operating profit of managed lease hotels, previously reported as part of the Group's managed operations, are now reported with owned and leased hotels.  As the full results of these hotels are consolidated into IHG's income statement, this gives a clearer view of the reported fee business revenues and profits.

Overhead allocations

Minor changes have been made to the basis for allocating overheads to the regional and central operating segments.

InterContinental reservation fees and costs

Reservation fees and costs associated with the InterContinental brand have previously been recognised in IHG's income statement. These fees and costs have now been moved to the System Fund to align with the treatment of IHG's other brands. As this programme is not managed to make a profit or loss for IHG, there is no operating profit impact.

Prior year comparatives have been restated to reflect these presentational changes and the impact on the Group income statement for the six months ended 30 June 2017 is as follows:

	Managed leases $m	InterContinental Reservations $m	Total $m

Revenue from fee business	(80)	(11)	(91)
Revenue from owned, leased and managed lease hotels	80	-	80
System Fund revenues	-	11	11
	_____	_____	_____
Total revenue	-	-	-
	_____	_____	_____

Cost of sales	-	11	11
System Fund expenses	-	(11)	(11)
	_____	_____	_____
Operating profit	-	-	-
	_____	_____	_____

A full reconciliation and analysis by operating segment of the impacts of IFRS 15 and the presentational changes outlined above are contained in a stock exchange announcement released on 17 April 2018.  The announcement and supporting materials are available at www.ihgplc.com.

4.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate is $1 = £0.73 (2017 $1 = £0.79). In the case of the euro, the translation rate is $1 = €0.83 (2017 $1 = €0.92).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1 = £0.76 (2017 30 June $1 = £0.77; 31 December $1 = £0.74). In the case of the euro, the translation rate is $1 = €0.86 (2017 30 June $1 = €0.88; 31 December $1 = €0.83).

5.     Segmental Information

With effect from 1 January 2018, an internal reorganisation resulted in the formation of a new operating segment, Europe, Middle East, Asia & Africa (EMEAA), bringing together the former segments of Europe and Asia, Middle East & Africa (AMEA). Kenneth Macpherson, previously CEO of Greater China, has been appointed CEO of the new EMEAA region. By bringing together two strong, established regions, there will be an increased focus on growth through increased agility and effectiveness.

Following this reorganisation, the management of the Group's operations, excluding Central functions, is organised within three geographical regions:

● Americas;
● Europe, Middle East, Asia & Africa (EMEAA); and
● Greater China.

These, together with Central functions, comprise the Group's four reportable segments. Each of the geographical regions is led by its own Chief Executive Officer.

No operating segments have been aggregated to form these reportable segments.

Central functions include costs of global functions including technology, sales and marketing, finance, human resources and corporate services; central revenue arises principally from technology fee income.

Management monitors the operating results of the geographical regions and Central functions separately for the purpose of making decisions about resource allocation and performance assessment. The System Fund is not viewed as being part of the Group's core operations as IHG is unable to profit from its activities. As such, its results are not regularly reviewed by the Chief Operating Decision Maker and it does not constitute an operating segment under IFRS 8.

Segmental performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Consolidated Financial Statements, excluding exceptional items. Group financing activities and income taxes are managed on a group basis and are not allocated to reportable segments.

Comparatives have been restated for IFRS 15 (note 2) and presentational changes (note 3) to show segmental information on a consistent basis.

Revenue	2018 6 months ended 30 June	2017 6 months ended 30 June Restated
	$m	$m

Americas	514	491
EMEAA	233	215
Greater China	69	55
Central	84	77
	_____	_____
Revenue from reportable segments	900	838
System Fund revenues	618	592
Reimbursement of costs	595	534
	_____	_____
Total revenue	2,113	1,964
	_____	_____
All results relate to continuing operations.

Profit	2018 6 months ended 30 June $m	2017 6 months ended 30 June Restated $m

Americas	328	318
EMEAA	94	78
Greater China	32	24
Central	(48)	(50)
	_____	_____
Reportable segments' operating profit	406	370
System Fund	(12)	25
	____	____
Operating profit before exceptional items	394	395
Exceptional items (note 7)	(53)	(4)
	_____	_____
Operating profit	341	391
Net financial expenses	(38)	(34)
	_____	_____
Profit before tax	303	357
	_____	_____
All results relate to continuing operations.

Assets	2018 30 June $m	2017 31 December Restated $m

Americas	1,640	1,500
EMEAA	514	504
Greater China	103	105
Central	560	541
	_____	_____
Segment assets	2,817	2,650

Unallocated assets:
Non-current tax receivable	24	16
Deferred tax assets	68	75
Current tax receivable	6	101
Cash and cash equivalents	233	168
	_____	_____
Total assets	3,148	3,010
	_____	_____

6.         Disaggregation of revenue

The following tables present Group revenues disaggregated by type of revenue stream and by operating segment:

6 months ended 30 June 2018
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	405	110	46	-	561
Incentive management fees	8	43	23	-	74
Central revenues	-	-	-	84	84
	_____	_____	_____	_____	_____
Revenue from fee business	413	153	69	84	719
Revenue from owned, leased and managed lease hotels	101	80	-	-	181
	_____	_____	_____	_____	_____
	514	233	69	84	900
	_____	_____	_____	_____
System Fund revenues					618
Reimbursement of costs					595
					_____
Total revenue					2,113
					_____

6 months ended 30 June 2017
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	390	95	35	-	520
Incentive management fees	6	41	20	-	67
Central revenues	-	-	-	77	77
	_____	_____	_____	_____	_____
Revenue from fee business	396	136	55	77	664
Revenue from owned, leased and managed lease hotels	95	79	-	-	174
	_____	_____	_____	_____	_____
	491	215	55	77	838
	_____	_____	_____	_____
System Fund revenues					592
Reimbursement of costs					534
					_____
Total revenue					1,964
					_____

7.	Exceptional items
		2018 6 months ended 30 June $m	2017 6 months ended 30 June $m
	Exceptional items before tax
	Administrative expenses:
	Reorganisation costs (a)	(32)	-
	Acquisition and integration costs (b)	(6)	(4)
	Pension settlement cost (c)	(15)	-
		_____	_____
		(53)	(4)
		_____	_____
	Tax
	Tax on exceptional items (d)	13	1
		_____	_____

All items above relate to continuing operations. These items are treated as exceptional by reason of their size or nature.
a)
In September 2017, the Group launched a comprehensive efficiency programme which will fund a series of new strategic initiatives to drive an acceleration in IHG's future growth. The programme is centred around strengthening the Group's organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments. The programme is expected to be completed in 2019. Included in the $32m cost are consultancy fees of $15m and severance costs of $11m. An additional $30m has been charged to the System Fund.

b)
In 2018, relates to the acquisitions of Regent and the UK portfolio (see note 17) and, in 2017, related to the integration of Kimpton into the operations of the Group.  Kimpton was acquired on 16 January 2015 and the integration programme was completed in 2017.

c)
Arises from the termination of the US funded Inter-Continental Hotels Pension Plan which involved certain qualifying members receiving lump-sum cash-out payments with the remaining pension obligations subject to a buy-out by an insurance provider through the purchase of a group annuity contract.

d)	Relates to tax impacts in relation to the above.

8.	Tax

The tax charge on profit for the period from continuing operations, excluding the impact of exceptional items (see note 7), has been calculated using an interim effective tax rate of 23% (2017 32%) analysed as follows:

	2018	2018	2018	2017 Restated	2017 Restated	2017 Restated
6 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items and System Fund	359	(82)	23%	330	(107)	32%
System Fund (including interest)	(3)	-		31	(3)
Exceptional items (note 7)	(53)	13		(4)	1
	_____	_____		_____	_____
	303	(69)		357	(109)
	_____	_____		_____	_____
Analysed as:
UK tax		(6)			(6)
Foreign tax		(63)			(103)
		_____			_____
		(69)			(109)
		_____			_____

9.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional impact of the weighted average number of dilutive ordinary share awards outstanding during the period.

Adjusted earnings per ordinary share* is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.  Additionally, following the adoption of IFRS 15, earnings attributable to the System Fund are excluded from the calculation of adjusted earnings per ordinary share, as IHG has an agreement with the IHG Owners Association to spend Fund income for the benefit of hotels in the IHG System such that the Group does not make a gain or loss from operating the Fund.

IHG also records an interest charge on the outstanding cash balance relating to the IHG Rewards Club programme. These interest payments are recognised as interest income for the Fund and interest expense for IHG. The System Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System. As the Fund is included on the Group income statement, these amounts are included in the reported net Group financial expenses.  Given that all results related to the System Fund are excluded from the calculation of adjusted earnings per ordinary share, these interest amounts are deducted from profit available for equity holders.

Continuing and total operations	2018 6 months ended 30 June	2017 6 months ended 30 June Restated

Basic earnings per ordinary share
Profit available for equity holders ($m)	234	248
Basic weighted average number of ordinary shares (millions)	190	196
Basic earnings per ordinary share (cents)	123.2	126.5
	_____	_____
Diluted earnings per ordinary share
Profit available for equity holders ($m)	234	248
Diluted weighted average number of ordinary shares (millions)	191	198
Diluted earnings per ordinary share (cents)	122.5	125.3
	_____	_____
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	234	248
Adjusting items ($m):
System Fund revenues and expenses	12	(25)
Interest attributable to the System Fund	(9)	(6)
Tax attributable to the System Fund	-	3
Exceptional items before tax (note 7)	53	4
Tax on exceptional items (note 7)	(13)	(1)
	_____	_____
Adjusted earnings ($m)	277	223
Basic weighted average number of ordinary shares (millions)	190	196
Adjusted earnings per ordinary share (cents)	145.8	113.8
	_____	_____
Diluted weighted average number of ordinary shares (millions)	191	198
Adjusted diluted earnings per ordinary share (cents)	145.0	112.6
	_____	_____

        * See the Use of Non-GAAP measures section in the Interim Management Report.

The diluted weighted average number of ordinary shares is calculated as:
	2018 millions	2017 millions
Basic weighted average number of ordinary shares	190	196
Dilutive potential ordinary shares	1	2
	_____	_____
	191	198
	_____	_____

10.	Dividends and shareholder returns
		2018 cents per share	2017 cents per share	2018 $m	2017 $m
	Paid during the period:
	Final (declared for previous year)	71.0	64.0	130	127
	Special	-	202.5	-	404
		_____	_____	_____	_____
		71.0	266.5	130	531
		_____	_____	_____	_____
	Proposed for the period:
	Interim	36.3	33.0	69	62*
		_____	_____	_____	_____
	* Amount paid.
	The total number of shares held as treasury shares at 30 June 2018 was 6.9m.

11.    Reconciliation of profit for the period to cash flow from operations before contract acquisition costs

	2018 6 months ended 30 June	2017 6 months ended 30 June Restated
	$m	$m

Profit for the period	234	248
Adjustments for:
Net financial expenses	38	34
Income tax charge	69	109
Depreciation and amortisation	38	36
System Fund depreciation and amortisation	16	17
Exceptional items	83	4
Equity-settled share-based cost	19	13
Other non-cash items	12	7
Dividends from associates and joint ventures	2	2
Increase in deferred revenue	100	53
Increase in contract costs	-	(1)
Retirement benefit contributions, net of costs	(12)	-
Other changes in net working capital	(217)	(208)
Cash flows relating to exceptional items	(55)	(4)
	_____	--
Total adjustments	93	62
	_____	_____
Cash flow from operations before contract acquisition costs	327	310
	_____	_____

12.	Net debt
		2018 30 June	2017 31 December
		$m	$m

	Cash and cash equivalents	233	168
	Loans and other borrowings - current	(89)	(126)
	Loans and other borrowings - non-current	(1,946)	(1,893)
		_____	_____
	Net debt*	(1,802)	(1,851)
		_____	_____
	Finance lease obligation included above	(233)	(231)
		_____	_____
	* See the Use of Non-GAAP measures section in the Interim Management Report.

13.	Movement in net debt
		2018 6 months ended 30 June	2017 6 months ended 30 June
		$m	$m

	Net increase/(decrease) in cash and cash equivalents, net of overdrafts	115	(70)
	Add back cash flows in respect of other components of net debt:
	Increase in other borrowings	(65)	(395)
		_____	_____
	Decrease/(increase) in net debt arising from cash flows	50	(465)

	Non-cash movements:
	Finance lease obligations	(2)	(2)
	Increase in accrued interest	(23)	(21)
	Exchange and other adjustments	24	(62)
		_____	_____
	Decrease/(increase) in net debt	49	(550)

	Net debt at beginning of the period	(1,851)	(1,506)
		_____	_____
	Net debt at end of the period	(1,802)	(2,056)
		_____	_____

14.	Fair values
	The table below compares carrying amounts and fair values of the Group's financial assets and liabilities at 30 June 2018:
		2018 30 June Carrying value $m	2018 30 June Fair value $m	2017 31 December Carrying value $m	2017 31 December Fair value $m
	Financial assets:
	Equity securities measured at fair value through other comprehensive income	120	120	-	-
	Equity securities available-for-sale	-	-	127	127
	Financial assets measured at amortised cost	149	149	-	-
	Loans and receivables	-	-	117	117
		_____	_____	_____	_____
		269	269	244	244
		_____	_____	_____	_____
	Financial liabilities:
	£400m 3.875% bonds 2022	(534)	(568)	(538)	(593)
	£300m 3.75% bonds 2025	(403)	(420)	(406)	(441)
	£350m 2.125% bonds 2026	(464)	(437)	(472)	(454)
	Finance lease obligations	(233)	(308)	(231)	(318)
	Unsecured bank loans	(328)	(328)	(262)	(262)
		_____	_____	_____	_____
		(1,962)	(2,061)	(1,909)	(2,068)
		_____	_____	_____	_____

Cash and cash equivalents, trade and other receivables, bank overdrafts, trade and other payables and provisions are excluded from the above tables as their fair value approximates book value. The fair value of financial assets measured at amortised cost approximates book value based on prevailing market rates. The fair value of the £400m, £300m and £350m bonds is based on their quoted market price. The fair value of finance lease obligations is calculated by discounting future cash flows at prevailing interest rates. The fair value of unsecured bank loans approximates book value as interest rates reset to market rates on a frequent basis.
Equity securities measured at fair value through other comprehensive income are held in the Group statement of financial position at fair value as set out in the following table.

30 June 2018	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities measured at fair value through other comprehensive income:
Quoted equity shares	8	-	-	8
Unquoted equity shares	-	-	112	112
31 December 2017	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities available-for-sale:
Quoted equity shares	10	-	-	10
Unquoted equity shares	-	-	117	117

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

The Level 3 equity securities relate to investments in unlisted shares which are valued either by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment, or by reference to share of net assets if the investment is currently loss-making or a recent property valuation is available.  The average P/E ratio for the period was 25.0 (31 December 2017 30.7) and a non-marketability factor of 30% (31 December 2017 30%) was applied.

A 10% increase in the average P/E ratio would result in a $2m increase (31 December 2017 $2m) in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $2m decrease (31 December 2017 $2m) in the fair value of the investments. A 10% increase in net assets would result in a $8m increase (31 December 2017 $7m) in the fair value of investments and a 10% decrease in net assets would result in a $8m decrease (31 December 2017 $7m) in the fair value of the investments.

There were no transfers between Level 1 and Level 2 fair value measurements during the period and no transfers into and out of Level 3.

The following table reconciles movements in instruments classified as Level 3 during the period:

				$m

At 1 January 2018				117
Additions				1
Valuation losses recognised in other comprehensive income				(5)
Exchange and other adjustments				(1)
				____
At 30 June 2018				112
				_____

15.	Commitments and guarantees

At 30 June 2018, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $126m (31 December 2017 $104m). The Group has also committed to invest in a number of its associates, with an estimated outstanding commitment of $5m at 30 June 2018 based on current forecasts (31 December 2017 $33m); a $25m funding deposit was made in respect of an associate investment during the period.  A loan facility of $5m (31 December 2017 $5m) has also been made available to a hotel owner which remained undrawn at 30 June 2018.

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. At 30 June 2018, the amount provided in the financial statements was $4m (31 December 2017 $6m) and the maximum unprovided exposure under such guarantees was $48m (31 December 2017 $31m).

The Group may guarantee bank loans made to facilitate third-party ownership of hotels in which the Group has an equity interest.  At 30 June 2018, there were guarantees of $54m in place (31 December 2017 $54m).

16.	Contingencies Security incidents

In respect of the Kimpton and Americas Security Incidents (see page 139 of the IHG Annual Report and Form 20-F 2017), $5m remains the best estimate of the cost of reimbursing the impacted card networks for counterfeit fraud losses and related expenses, based on settlements agreed to date and potential new claims.  This estimate involves significant judgement based on currently available information and remains subject to change as new claims are made and new information comes to light.

The Group may be exposed to investigations regarding compliance with applicable State and Federal data security standards, and legal action from individuals and organisations impacted by the security incidents.  Due to the general nature of the regulatory enquires received and class action filings to date, it is not practicable to make a reliable estimate of the possible financial effects of any such claims on the Group at this time. To date, four lawsuits have been filed against IHG entities relating to the security incidents with one having being withdrawn by the plaintiff.

In respect of the $5m provided in the Financial Statements, it is expected that a proportion will be recoverable under the Group's insurance programmes although this, together with any potential recoveries in respect of the contingent liabilities detailed above, will be subject to specific agreement with the relevant insurance providers.

Other

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group's financial position.

Tax related developments during the first half of 2018 have confirmed that the Group no longer considers itself at risk of exposure to the outcome of the EU's State Aid investigation into the UK's Controlled Foreign Company rules.

At 30 June 2018, the Group had no other contingent liabilities (31 December 2017 $nil).

17.	Events after the reporting period

On 1 July 2018, the Group completed the acquisition of a 51% controlling interest in a joint venture with Formosa International Hotels Corporation to acquire the Regent Hotels and Resorts brand and associated management contracts ('Regent').  Regent is a leading luxury hotel brand which adds to IHG's brand portfolio at the top end of the luxury segment.  The consideration comprises $39m in cash paid in three tranches of $13m; the first was paid on completion, the second is due in 2021 and the third in 2024.  The Group also has the option to acquire the remaining 49% stake in a phased manner from 2026 via a combination of put and call options.  The assets and liabilities acquired largely comprise intangible assets, being the Regent brand and management contracts, and goodwill.

On 25 July 2018, the Group completed a deal to operate nine hotels under long-term leases from Covivio (formerly Foncière des Régions), which currently operate under the Principal and De Vere Hotels brands.   The deal establishes IHG as the leading luxury hotel operator in the UK.  Over the next one to two years, the hotels will be rebranded to other brands in IHG's luxury and upscale portfolio.  Consideration of £7m was paid on completion and a stamp duty liability of £10m will be settled post-completion.  The assets and liabilities acquired initially identified comprise hotel operating assets, net working capital liabilities and goodwill.  Completion of the acquisition of a further three leased hotels from Covivio is expected in the coming weeks.

Due to the close proximity of the acquisition dates to the date of these financial statements, the initial accounting for the business combinations is incomplete and the Group is unable to provide a quantification of the fair value of the acquired assets and liabilities.  The fair value exercise, which is dependent on the receipt of third party valuation reports, is ongoing and the Group will include the acquisition balance sheets in its full-year results for 2018.

Acquisition transaction costs of $6m were incurred in the six months ended 30 June 2018 (see note 7), of which $5m was paid in the period.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2018 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 17. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2018 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
London
6 August 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	07 August 2018